Room 4561

March 16, 2006

Mr. Shum Mukherjee
Chief Financial Officer
OpenTV Corp.
275 Sacramento Street
San Francisco, CA 94111

> **Re:** **OpenTV Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 16, 2005**
> **Form 10-Q for the period Ended June 30, 2005**
> **Filed August 9, 2005**
> **File No. 000-15473**

Dear Mr. Mukherjee,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Very truly yours,

Brad Skinner
Accounting Branch Chief